Filed Pursuant to Rule 433
Registration No. 333-277211
August 5, 2024
FREE WRITING PROSPECTUS
(To Prospectus dated February 21, 2024,
Prospectus Supplement dated February 21, 2024 and
Equity Index Underlying Supplement dated February 21, 2024)

HSBC USA Inc.

Barrier Absolute Return Notes with Daily Barrier Observation



Linked to the S&P 500® Index (the "Reference Asset")

► A Barrier Event will occur if, on any Scheduled Trading Day during the Observation Period, the Official Closing Level of the Reference Asset is above the Upper Barrier of at least 18.60% or below the Lower Barrier at least -18.60% (to be determined on the Trade Date).

► If a Barrier Event occurs during the Observation Period, you will receive a Conditional Return of 2.00% on the Notes at Maturity

► If a Barrier Event does not occur during the Observation Period, the Notes provide a return equal to the Absolute Reference Return of the Reference Asset

► Term: approximately 18 months

► All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Barrier Absolute Return Notes with Daily Barrier Observation (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $930.00 and $980.00 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.125% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-13 of this free writing prospectus.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per Note
Term	Approximately 18 Months
Reference Asset	The S&P 500® Index (Ticker: SPX)
Reference Return	$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Upper Barrier	A Reference Return of at least 18.60% (to be determined on the Trade Date).
Lower Barrier	A Reference Return of at least -18.60% (to be determined on the Trade Date).
Observation Period	The period from but excluding the Trade Date to and including the Valuation Date.
Barrier Event	A Barrier Event will occur if, on any Scheduled Trading Day during the Observation Period, the Official Closing Level of the Reference Asset is above the Upper Barrier or below the Lower Barrier.
Absolute Reference Return:	The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Conditional Return	2.00%
Payment at Maturity	**If a Barrier Event occurs during the Observation Period,** you will receive: $1,000 + ($1,000 × Conditional Return). **If a Barrier Event does not occur during the Observation Period,** you will receive: $1,000 + ($1,000 × Absolute Reference Return) Because the Upper Barrier is equal to a Reference Return of at least 18.60% and the Lower Barrier is equal to a Reference Return of at least - 18.60%, the return on the Notes will not be greater than at least 18.60% (to be determined on the Trade Date).
Initial Value	The Official Closing Level of the Reference Asset on the Pricing Date
Final Value	The Official Closing Level of the Reference Asset on the Final Valuation Date
Pricing Date	August 9, 2024
Trade Date	August 9, 2024
Original Issue Date	August 14, 2024
Final Valuation Date[2]	February 9, 2026
Maturity Date[2]	February 12, 2026
CUSIP/ISIN	40447BBW1/US40447BBW19

The Notes

These Barrier Absolute Return Notes with Daily Barrier Observation may be suitable for investors who believe that the Reference Asset will increase or decrease moderately over the term of the Notes

If a Barrier Event occurs on any Scheduled Trading Day during the Observation Period, investors will receive a return equal to the Conditional Return.

If a Barrier Event has not occurred, the Notes provide a return equal to the Absolute Reference Return. Because the Upper Barrier is equal a Reference return of 18.60%, and the Lower Barrier is equal to the Reference Return of at least -18.60%, the return on the Notes will not be greater than at least 18.60%, (to be determined on the Trade Date).



[1]As more fully described on page FWP-4.

[2]Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

Payoff Examples

A Barrier Event occurs during the Observation Period		A Barrier Event does <u>not</u> occur during the Observation Period	
Scenario 1		**Scenario 4**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	1,300.00	Final Value	1,100.00
Reference Return	30.00%	Reference Return	10.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**10.00%**
Scenario 2		**Scenario 5**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	1,100.00	Final Value	1,010.00
Reference Return	10.00%	Reference Return	1.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**1.00%**
Scenario 3		**Scenario 6**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	900.00	Final Value	900.00
Reference Return	-10.00%	Reference Return	-10.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**10.00%**

Information about the Reference Asset

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.



The graphs above illustrates the performance of the Reference Asset from August 2, 2014 through August 2, 2024. The closing levels in the graph above were obtained from the Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Description of the Reference Asset" on page FWP- of this free writing prospectus. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset.

HSBC USA Inc.
Barrier Absolute Return Notes with Daily Barrier Observation



Linked to the S&P 500® Index

This free writing prospectus relates to a single offering of Barrier Absolute Return Notes with Daily Barrier Observation. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control.

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX)
Trade Date:	August 9, 2024
Pricing Date:	August 9, 2024
Original Issue Date:	August 14, 2024
Final Valuation Date:	February 9, 2026, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be February 12, 2026. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Absolute Reference Return:	The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.
Conditional Return:	2.00%
Upper Barrier	A Reference Return of at least 18.60% (to be determined on the Trade Date).
Lower Barrier	A Reference Return of at least -18.60% (to be determined on the Trade Date).
Observation Period	The period from but excluding the Trade Date to and including the Valuation Date.
Barrier Event	A Barrier Event will occur if, on any Scheduled Trading Day during the Observation Period, the Official Closing Level of the Reference Asset is above the Upper Barrier or below the Lower Barrier.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If a Barrier Event occurs during the Observation Period,** you will receive: $1,000 + ($1,000 × Conditional Return). **If a Barrier Event does not occur during the Observation Period,** you will receive: $1,000 + ($1,000 × Absolute Reference Return) Because the Upper Barrier is equal to a Reference Return of at least 18.60% and the Lower Barrier is equal to a Reference Return of at least -18.60%, the return on the Notes will not be greater than at least 18.60% (to be determined on the Trade Date).
Initial Value:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Value:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40447BBW1/US40447BBW19
Estimated Initial Value:	The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This document relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 21, 2024, the prospectus supplement dated February 21, 2024 and the Equity Index Underlying Supplement dated February 21, 2024. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this document shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this document, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶ The Equity Index Underlying Supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025885/tm244959d3_424b2.htm

▶ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025878/tm244959d1_424b2.htm

▶ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000110465924025864/tm244959d13_424b3.htm

We are using this document to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

PAYMENT ON THE NOTES

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If a Barrier Event occurs during the Observation Period, you will receive:

$1,000 + ($1,000 × Conditional Return).

If a Barrier Event does <u>not</u> occur during the Observation Period, you will receive:

$1,000 + ($1,000 × Absolute Reference Return)

Because the Upper Barrier is equal to a Reference Return of at least 18.60% and the Lower Barrier is equal to a Reference Return of at least -18.60%, the return on the Notes will not be greater than at least 18.60% (to be determined on the Trade Date).

Barrier Event

A Barrier Event will occur if, on any Scheduled Trading Day during the Observation Period, the Official Closing Level of the Reference Asset is above the Upper Barrier or below the Lower Barrier.

Absolute Reference Return

The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be +5.00%.

Conditional Return

2.00%

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

The reference sponsor of the SPX is S&P Dow Jones Indices LLC, a division of S&P Global.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

► You seek exposure to the performance of the Reference Asset and the chance to benefit if the level of the Reference Asset increases or decreases moderately over the term of the Notes.

► You are willing to receive only your Principal Amount at maturity if a Barrier Event does not occur and the Final Value is equal to the Initial Value.

► You are willing to receive only the Conditional Return at maturity if a Barrier Event occurs.

► You understand and accept that you will only benefit from the absolute value of the Reference Return if no Barrier Event occurs during the Observation Period, and you believe a Barrier Event will not occur during the Observation Period

► You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

► You do not seek current income from your investment.

► You do not seek an investment for which there is an active secondary market.

► You are willing to hold the Notes to maturity.

► You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

► You seek an investment that has unlimited return potential.

► You are not willing to receive only your Principal Amount at maturity if a Barrier Event does not occur and the Final Value is equal to the Initial Value.

► You are not willing to receive only the Conditional Return if a Barrier Event occurs.

► You believe a Barrier Event will occur during the Observation Period.

► You would be unwilling to invest in the Notes based on the Upper Barrier, Lower Barrier and Conditional Return specified on the cover hereof.

► You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

► You prefer to receive the dividends or other distributions paid to holders of the stocks included in the Reference Asset.

► You seek current income from your investment.

► You seek an investment for which there will be an active secondary market.

► You are unable or unwilling to hold the Notes to maturity.

► You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks included in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

► "— Risks Relating to All Note Issuances" in the prospectus supplement; and

► "— General Risks Related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Risks Relating to the Structure or Features of the Notes

The return on the Notes is limited.

The appreciation potential of the Notes is limited by the Upper Barrier and Lower Barrier. If a Barrier Event occurs during the Observation Period, you will receive a Payment at Maturity equal to the Principal Amount of your Notes plus an amount equal to the Conditional Return of the Principal Amount. Therefore, you will not benefit from any positive Index Return above the Upper Barrier or negative Index Return below the Lower Barrier.

If a Barrier Event occurs, you will receive the Principal Amount of your Notes plus an amount equal to the Conditional Return of the Principal Amount, even if the Final Value is between the Upper Barrier and the Lower Barrier.

If a Barrier Event occurs on any Trading Day during the Observation Period, you will receive the Deposit Amount of your Notes plus an amount equal to the Conditional Return of the Principal Amount, even if the Final Value is between the Upper Barrier and the Lower Barrier. Therefore, if a Barrier Event occurs at any point during the Observation Period, you will not benefit from the absolute value of the Reference Return.

You may receive less than the Conditional Return and potentially no return on your investment in the Notes.

If a Barrier Event does not occur during the Observation Period and the Reference Asset appreciates or depreciates by less than 2.00% from the Trade Date to the Valuation Date, you will receive a return on the Notes that is less than the Conditional Return, and if the Reference Asset does not appreciate or depreciate at all, you will not receive any positive return on your investment in the Notes. As the Notes do not pay any interest, there is no assurance that your total return at maturity on the Notes will be as great as could have been achieved on conventional debt securities of ours of comparable maturity.

The probability that a Barrier Event will occur will depend in part on the volatility of the Reference Asset.

"Volatility" refers to the frequency and magnitude of changes in the level of the Reference Asset. In general, the greater the volatility of the Reference Asset, the greater the probability that the Reference Asset will experience a large increase or decrease over the term of the Notes and a Barrier Event will occur on any Scheduled Trading Day during the Observation Period. The Reference Asset has historically experienced significant volatility. As a result, there is a significant risk that a Barrier Event will occur during the Observation Period and that you will only receive a return equal to the Conditional Return. The terms of the Notes are set, in part, based on expectations about the volatility of the Reference Asset as of the Trade Date. If expectations about the volatility of the Reference Asset change over the term of the Notes, the value of the Notes may be adversely affected, and if the actual volatility of the Reference Asset proves to be greater than initially expected, the Notes may prove to be riskier than expected on the Trade Date.

Risks Relating to the Reference Asset

Changes that affect the Reference Asset may affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the stocks included in the Reference Asset, and the manner in which the reference sponsor takes account of certain changes affecting those stocks, may affect the value of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the value of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Reference Asset and the return on the Notes.

General Risk Factors

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payments due on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Trade Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Trade Date and is less than the price to public. The Estimated Initial Value reflects our and our affiliates' internal funding rate, which is the borrowing rate paid to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs will be used or retained by us or one of our affiliates, except for underwriting discounts paid to unaffiliated distributors. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the values of the Underlyings and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that may initially be used for customer account statements, if any, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange or automated quotation system. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset. We cannot predict the Official Closing Level of the Reference Asset on any Scheduled Trading Day during the Observation Period or on the Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Value of the Reference Asset used in the illustrations below is not the actual Initial Value of the Reference Asset. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset. The numbers appearing in the examples below have been rounded for ease of analysis.

The following table and examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 deposit in the Notes. The tables and the examples below assume the following: there is no early redemption, the Notes are held to maturity, the Initial Value of the Reference Asset is 1,000.00, an Upper Barrier of 1,186.00 and a Lower Barrier of 814.00 (each to be determined on the Trade Date) and a Conditional Return of 2.00%. The actual Initial Value will be determined on the Pricing Date.

Hypothetical Final Value	Reference Return	A Barrier Event occurs during the Observation Period		A Barrier Event does not occur during the Observation Period	
		Return on the Notes	Payment at Maturity (per $1,000 Principal Amount)	Return on the Notes	Payment at Maturity (per $1,000 Principal Amount)
2,000.00	100.00%	2.00%	$1,020.00	N/A	N/A
1,800.00	80.00%	2.00%	$1,020.00	N/A	N/A
1,600.00	60.00%	2.00%	$1,020.00	N/A	N/A
1,400.00	40.00%	2.00%	$1,020.00	N/A	N/A
1,300.00	30.00%	2.00%	$1,020.00	N/A	N/A
1,186.00	18.60%	2.00%	$1,020.00	18.60%	1,186.00
1,150.00	15.00%	2.00%	$1,020.00	15.00%	$1,150.00
1,050.00	5.00%	2.00%	$1,020.00	5.00%	$1,050.00
1,020.00	2.00%	2.00%	$1,020.00	2.00%	$1,020.00
1,010.00	1.00%	2.00%	$1,020.00	1.00%	$1,010.00
1,000.00	0.00%	2.00%	$1,020.00	0.00%	$1,000.00
990.00	-1.00%	2.00%	$1,020.00	1.00%	$1,010.00
980.00	-2.00%	2.00%	$1,020.00	2.00%	$1,020.00
950.00	-5.00%	2.00%	$1,020.00	5.00%	$1,050.00
850.00	-15.00%	2.00%	$1,020.00	15.00%	$1,150.00
814.00	-18.60%	2.00%	$1,020.00	18.60%	1,186.00
600.00	-40.00%	2.00%	$1,020.00	N/A	N/A
500.00	-50.00%	2.00%	$1,020.00	N/A	N/A
400.00	-60.00%	2.00%	$1,020.00	N/A	N/A
300.00	-70.00%	2.00%	$1,020.00	N/A	N/A
200.00	-80.00%	2.00%	$1,020.00	N/A	N/A
0.00	-100.00%	2.00%	$1,020.00	N/A	N/A

A Barrier Event occurs during the Observation Period		**A Barrier Event does not occur during the Observation Period**	

Scenario 1		**Scenario 4**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	1,300.00	Final Value	1,100.00
Reference Return	30.00%	Reference Return	10.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**10.00%**

Even though the Reference Return is positive, the Final Value exceeds the Upper Barrier. Investors will not benefit from any appreciation in the level of the Reference Asset since a Barrier Event occurs and will instead be limited to the Conditional Return. In this scenario, you will receive a return of 2.00%, resulting in a payment at maturity of $1,020.00.

If a Barrier Event does not occur and the level of the Reference Return is positive, investors will receive a return equal to the Reference Return. In this scenario, you will receive a return of 10.00%, resulting in a payment at maturity of $1,100.00.

Scenario 2		**Scenario 5**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	1,100.00	Final Value	1,010.00
Reference Return	10.00%	Reference Return	1.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**1.00%**

Even though the Final Value is between the Upper Barrier and the Lower Barrier, because a Barrier Event has occurred during the Observation Period, investors will receive a return equal to the Conditional Return. In this scenario, you will receive a return of 2.00%, resulting in a payment at maturity of $1,020.00.

If a Barrier Event does not occur investors may receive a lower return than the Conditional Return if the Reference Return is less than the Conditional Return, even though the Reference Return is positive. In this scenario, you will receive a return of 1.00%, resulting in a payment at maturity of $1,010.00.

Scenario 3		**Scenario 6**	
Initial Value	1,000.00	Initial Value	1,000.00
Final Value	900.00	Final Value	900.00
Reference Return	-10.00%	Reference Return	-10.00%
Upper Barrier:	1,186.00	Upper Barrier:	1,186.00
Lower Barrier:	814.00	Lower Barrier:	814.00
Conditional Return:	2.00%	Conditional Return:	2.00%
Return on the Notes:	**2.00%**	**Return on the Notes:**	**10.00%**

Even though the Reference Return is negative, investors will not benefit from the absolute value of the Reference Return since a Barrier Event occurs and will instead be limited to the Conditional Return. In this scenario, you will receive a return of 2.00%, resulting in a payment at maturity of $1,020.00.

If a Barrier Event does not occur and the Reference Return is negative, investors will receive a return equal to the absolute value of the Reference Return. In this scenario, you will receive a return of 10.00%, resulting in a payment at maturity of $1,100.00.

.

DESCRIPTION OF THE REFERENCE ASSET

S&P 500® Index

The SPX is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-54 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from August 2, 2014 through August 2, 2024. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this document relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this document. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.125% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes. We or one of our affiliates may pay a fee to one or more broker dealers for providing certain services with respect to this offering, which may reduce the economic terms of the notes to you.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this document relates in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-87 in the prospectus supplement.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than one business day following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than one business day prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," we have determined that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be [•]% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the comparable yield, we have determined that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $[•] at maturity (the "Projected Payment").

Based upon the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2024	$[•]
2025	$[•]
2026	$[•]

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule provided herein is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Upon a sale, exchange, or retirement of a Note prior to maturity, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder's tax basis in the Note. A U.S. holder generally will treat any gain as ordinary interest income, and any loss as ordinary loss up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Payment at Maturity exceeds the Projected Payment, a U.S. holder must include such excess as interest income, or (ii) if the Projected Payment exceeds the actual Payment at Maturity, a U.S. holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Notwithstanding the foregoing, special rules will apply if the Payment at Maturity on a Note becomes fixed more than six months prior to its scheduled date of payment. Generally, in such a case, a U.S. holder would be required to account for the difference between the present value of the fixed payment and the present value of the projected payment as either a positive adjustment or a negative adjustment (i.e., either as additional OID or as an offset to future OID or as an ordinary loss, as appropriate) on the date the payment becomes fixed. U.S. holders should consult their own tax advisors concerning these special rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2027. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

Free Writing Prospectus

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$

Barrier Absolute Return Notes with Daily Barrier Observation Linked to the S&P 500® Index

August 5, 2024

Free Writing Prospectus